UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Neose Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
Title of Class of Securities)

640522108
(CUSIP Number)

Doron Lipshitz, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038
(212) 806-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 2 of 15 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Anguilla, British West Indies

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 4,055,152 Shared Voting Power 0 Sole Dispositive Power 4,055,152 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,055,152

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 7.3%

14	Type of Reporting Person (See Instructions) PN

Page 3 of 15 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). MHR ADVISORS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 5,040,945 Shared Voting Power 0 Sole Dispositive Power 5,040,945 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,040,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person (See Instructions) OO

Page 4 of 15 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). MHR FUND MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 5,040,945 Shared Voting Power 0 Sole Dispositive Power 5,040,945 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,040,945

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person (See Instructions) OO

Page 5 of 15 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). MARK H. RACHESKY, MD

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of shares of Common Stock Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 5,181,517 Shared Voting Power 0 Sole Dispositive Power 5,181,517 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,181,517

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 9.3%

14	Type of Reporting Person (See Instructions) IN; HC

Page 6 of 15 Pages

           This Statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 2, the Schedule 13D filed on July 9, 1999 (the “Original Schedule 13D”), which was amended on May 19, 2004 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”), and relates to the common stock, par value $.01 per share (the “Common Stock”), of Neose Technologies, Inc. (the “Issuer”).

           This Statement is being filed by the Reporting Persons to report the consummation of the transactions contemplated by that certain Securities Purchase Agreement, dated as of March 8, 2007 (the “Purchase Agreement”), by and among the Issuer and each purchaser identified on the signature pages thereto, including MHR Capital Partners Master Account LP (“Master Account”) and MHR Capital Partners (100) LP (“Capital Partners (100)”) and to add certain Reporting Persons.

Item 1.  Security and Interest

           This Statement relates to shares of Common Stock. The address of the principal executive office of the Issuer is 102 Rock Road, Horsham, Pennsylvania 19044.

Item 2.  Identity and Background

           This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Master Account;

(ii)	MHR Advisors LLC (“Advisors”);

(iii)	MHR Fund Management LLC (“Fund Management”); and

(iv)	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

           This Statement relates to securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, Capital Partners (100), a Delaware limited partnership, MRL Partners LP, a Delaware limited partnership (“MRL”) and OTT LLC, a Delaware limited liability company (“OTT”). Advisors is the general partner of each of Master Account, Capital Partners (100) and MRL, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100) and MRL. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100) and MRL, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of each of Master Account, Capital Partners (100) and MRL. Dr. Rachesky is the managing member of Advisors, Fund Management and OTT, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), MRL and OTT.

           MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP), an affiliate of the Reporting Persons (“Capital Partners (500)”), previously reported ownership of shares of Common Stock on the Schedule 13D. Capital Partners (500) transferred all of the shares of Common Stock previously owned by Capital Partners (500) to Master Account and Capital Partners (100), and thereupon ceased to beneficially own any shares of Common Stock (as determined in accordance with Rule 13d-3(a) under the Securities Exchange Act, as amended (the “Exchange Act”).

          The Reporting Persons:

           The principal business of Master Account is investment in securities.

           Advisors is a Delaware limited liability company and the general partner of each of Master Account, Capital Partners (100) and MRL. The principal business of Advisors is to provide management and advisory services to each of Master Account, Capital Partners (100) and MRL. Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

           The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100) and MRL. Current information concerning the identity and background of the directors and officers of Fund Management is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

           Dr. Rachesky is the managing member of Advisors and OTT. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

          Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

           The source of funds for the purchase reported in this Statement was the working capital of Master Account and Capital Partners (100).

Item 4.  Purpose of Transaction

           All of the shares of Common Stock and the securities exercisable for shares of Common Stock reported on the Schedule 13D and this Statement as having been acquired for the accounts of the Reporting Persons on the Schedule 13D and this Statement were acquired for investment purposes.

          The following summary of the Purchase Agreement, the Warrants (as defined below) and the Registration Rights Agreement (as defined below) is not a complete description and is qualified in its entirety by reference to the full text of the Purchase Agreement, the Registration Rights Agreement and the Form of Stock Purchase Warrant, each of which are incorporated herein by reference to Exhibits 2, 3 and 4 hereof, respectively.

           On March 8, 2007, Master Account and Capital Partners (100) entered into the Purchase Agreement for the Issuer’s private placement of 21,415,447 newly issued shares of Common Stock at a price of $1.96 per share and the concurrent issuance of warrants to purchase an aggregate of 9,636,950 additional shares of Common Stock at an exercise price of $1.96 per share (the “Private Placement”). On March 13, 2007, Master Account and Capital Partners (100) purchased 2,219,242 and 256,005 shares of Common Stock, respectively, and consummated the transactions contemplated by the Purchase Agreement.

          Concurrently with the purchase of the shares of Common Stock, Master Account and Capital Partners (100) each entered into a Common Stock Purchase Warrant (each, a “Warrant” and together, the “Warrants”) with the Issuer for the purchase of 998,659 and 115,202 shares of Common Stock, respectively, issuable upon exercise of the Warrants. The purchase price for each Warrant was $0.125 and each Warrant is immediately exercisable and has a term of five years. The Issuer, Master Account and Capital Partners (100) agreed to waive the application of Section 2(d) of each Warrant.

          Pursuant to the Purchase Agreement, and as more specifically provided therein, Master Account and Capital Partners (100) each have the right to participate in future capital raising transactions undertaken by the Issuer within 15 months after March 13, 2007.

          In connection with the Private Placement, on March 8, 2007, Master Account and Capital Partners (100) became party to a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a registration statement by May 15, 2007 (the “Initial Registration Statement”) for purposes of registering the shares of Common Stock and the shares of Common Stock underlying the warrants issued in the Private Placement, including the Warrants (the “Warrant Shares”). To the extent any shares of Common Stock or Warrant Shares cannot be included in the Initial Registration Statement, the Issuer has agreed to file one or more subsequent registration statements (each, a “Registration Statement”) registering those shares of Common Stock or Warrant Shares not included in the Initial Registration Statement. Pursuant to the Registration Rights Agreement, MHR also has the right to receive certain liquidated damages in cash if the Initial Registration Statement is not declared effective by July 15, 2007 and/or all of the shares of Common Stock and Warrant Shares are not registered by March 31, 2008. In addition to the registration rights described above, MHR has certain piggyback registration rights covering the securities acquired in the Private Placement.

          Except as otherwise set forth in this Statement, none of the Reporting Persons currently has additional plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of disposing of or acquiring shares of Common Stock, or entering into various corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

          From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the shares of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Item 5.  Interest in Securities of the Issuer

          The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2006, which disclosed that there were 32,971,396 shares of Common Stock outstanding as of November 1, 2006, and the Issuer’s Form 8-K dated March 13, 2007, which disclosed that 21,415,447 shares of Common Stock were issued pursuant to the Purchase Agreement.

           (a)       (i)        Master Account may be deemed the beneficial owner of 4,055,152 shares of Common Stock held for its own account (approximately 7.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 3,056,493 shares of Common Stock and (B) 998,659 shares of Common Stock that may be obtained by Master Account upon exercise of Warrants.

                      (ii)       Capital Partners (100) may be deemed the beneficial owner of 483,034 shares of Common Stock held for its own account (approximately .9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 367,832 shares of Common Stock and (B) 115,202 shares of Common Stock that may be obtained by Capital Partners (100) upon exercise of Warrants.

                      (iii)       MRL may be deemed the beneficial owner of 502,759 shares of Common Stock held for its own account (approximately ..9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                      (iv)       Advisors may be deemed the beneficial owner of 5,040,945 shares of Common Stock (approximately 9.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 3,056,493 shares of Common Stock held for the account of Master Account, (B) 998,659 shares of Common Stock that may be obtained by Master Account upon exercise of Warrants, (C) 367,832 shares of Common Stock held for the account of Capital Partners (100), (D) 115,202 shares of Common Stock that may be obtained by Capital Partners (100) upon exercise of Warrants and (E) 502,759 shares of Common Stock held for the account of MRL.

                      (v)       Fund Management may be deemed the beneficial owner of 5,040,945 shares of Common Stock (approximately 9.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 3,056,493 shares of Common Stock held for the account of Master Account, (B) 998,659 shares of Common Stock that may be obtained by Master Account upon exercise of Warrants, (C) 367,832 shares of Common Stock held for the account of Capital Partners (100), (D) 115,202 shares of Common Stock that may be obtained by Capital Partners (100) upon exercise of Warrants and (E) 502,759 shares of Common Stock held for the account of MRL.

                      (vi)       OTT may be deemed the beneficial owner of 42,105 shares of Common Stock held for its own account (approximately ..1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                      (vii)       Dr. Rachesky may be deemed the beneficial owner of 5,181,517 shares of Common Stock (approximately 9.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 3,056,493 shares of Common Stock held for the account of Master Account, (B) 998,659 shares of Common Stock that may be obtained by Master Account upon exercise of Warrants, (C) 367,832 shares of Common Stock held for the account of Capital Partners (100), (D) 115,202 shares of Common Stock that may be obtained by Capital Partners (100) upon exercise of Warrants, (E) 502,759 shares of Common Stock held for the account of MRL, (F) 42,105 shares of Common Stock held for the account of OTT, (G) 92,729 shares of Common Stock that may be obtained by Dr. Rachesky upon exercise of stock options and (H) 5,738 shares of Common Stock that may be obtained by Dr. Rachesky upon conversion of a restricted stock unit.

           (b)       (i)        Master Account may be deemed to have (x) the sole power to direct the disposition of 4,055,152 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 4,055,152 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

                      (ii)       Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 483,034 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 483,034 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

                      (iii)       MRL may be deemed to have (x) the sole power to direct the disposition of 502,759 shares of Common Stock which may be deemed to be beneficially owned by MRL as described above, and (y) the sole power to direct the voting of 502,759 shares of Common Stock which may be deemed to be beneficially owned by MRL as described above.

                      (iv)       Advisors may be deemed to have (x) the sole power to direct the disposition of 5,040,945 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 5,040,945 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

                      (v)       OTT may be deemed to have (x) the sole power to direct the disposition of 42,105 shares of Common Stock which may be deemed to be beneficially owned by OTT as described above, and (y) the sole power to direct the voting of 42,105 shares of Common Stock which may be deemed to be beneficially owned by OTT as described above.

                      (vi)       Fund Management may be deemed to have (x) the sole power to direct the disposition of the 5,040,945 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 5,040,945 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

                      (vii)       Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 5,181,517 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 5,181,517 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

           (c)        Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.

           (d)       (i)      The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

                      (ii)       The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

                      (iii)       The partners of MRL, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MRL in accordance with their partnership interests in MRL.

                      (iv)       The members of OTT, including Dr. Rachesky, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTT in accordance with their membership interests in OTT.

           (e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           The information set forth in Item 2 above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of March 15, 2007, by and among Master Account, Advisors, Fund Management and Dr. Rachesky.

2	Securities Purchase Agreement, dated as of March 8, 2007, by and among Neose Technologies, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed on March 13, 2007).

3	Registration Rights Agreement, dated as of March 8, 2007, by and among Neose Technologies, Inc. and the several purchasers signatory thereto (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed on March 13, 2007).

4	Form of Common Stock Purchase Warrant (U.S.) (incorporated by reference to Exhibit 10.3 to Issuer's Current Report on Form 8-K filed on March 13, 2007).*

____________________

*	The Issuer, Master Account and Capital Partners (100) have agreed to waive application of Section 2(d) of each Warrant issued to Master Account and Capital Partners (100). See Item 4.

Page 13 of 15 Pages

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 15, 2007	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By:  MHR Advisors LLC,
        its General Partner

By: /s/ Hal Goldstein
          Name:  Hal Goldstein
          Title:  Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
          Name:  Hal Goldstein
          Title:  Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
          Name:  Hal Goldstein
          Title:  Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky, M.D.

Page 14 of 15 Pages

Annex A

Directors and officers of MHR Advisors LLC and MHR Fund Management LLC

Name/Citizenship Mark H. Rachesky, M.D. (United States) Hal Goldstein (United States)	Principal Occupation Managing Member and Principal Vice President and Principal	Business Address 40 West 57th Street 24th Floor New York, NY 10019 40 West 57th Street 24th Floor New York, NY 10019

Page 15 of 15 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of March 15, 2007, by and among Master Account, Advisors, Fund Management and Dr. Rachesky.

2	Securities Purchase Agreement, dated as of March 8, 2007, by and among Neose Technologies, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed on March 13, 2007).

3	Registration Rights Agreement, dated as of March 8, 2007, by and among Neose Technologies, Inc. and the several purchasers signatory thereto (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed on March 13, 2007).

4	Form of Common Stock Purchase Warrant (U.S.) (incorporated by reference to Exhibit 10.3 to Issuer's Current Report on Form 8-K filed on March 13, 2007).*

____________________

*	The Issuer, Master Account and Capital Partners (100) have agreed to waive application of Section 2(d) of each Warrant issued to Master Account and Capital Partners (100). See Item 4.